[Letterhead of Wachtell, Lipton, Rosen & Katz]

January 25, 2018

VIA EMAIL AND EDGAR

H. Roger Schwall

Assistant Director

Office of Natural Resources

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Red Rider Holdco, Inc.
Registration Statement on Form S-4
Filed December 22, 2017
File No. 333-222275

Bill Barrett Corporation
Form 8-K
Written communications pursuant to Rule 425 under the Securities Act
Filed December 6, 2017
File No. 1-32367

Form 8-K
Written communications pursuant to Rule 425 under the Securities Act
Filed December 12, 2017
File No. 1-32367

Dear Mr. Schwall:

On behalf of our clients Red Rider Holdco, Inc. (“Red Rider” or the “Company”) and Bill Barrett Corporation (“BBG”), we submit this letter in response to the comments of the Staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission with respect to the above-referenced filing of Red Rider and BBG set forth in the Staff’s letter dated January 18, 2018 (the “Comment Letter”).

We note that, in connection with this letter, the Company is filing an amendment to the S-4 (“Amendment No. 1”) electronically via the EDGAR system on the date hereof.

For the Staff’s convenience, the text of the Staff comment is set forth below in bold, followed by the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1. All page references in the responses set forth below refer to pages of Amendment No. 1.

Red Rider Holdco, Inc.

Form S-4

Risk Factors, page 27

FCEC will have the ability to exercise significant influence over certain corporate actions following completion of the mergers, page 32

1.	We note your disclosure that if FCEC were to sell all or a material number of shares of common stock, the market price of Holdco’s common stock could be negatively impacted. Please expand this risk factor, or consider separating under its own heading, to address the possible negative upon your stock price should the float of outstanding shares in the market be increased as a result of sales under the registration rights provisions of the stockholders agreement in which Holdco has agreed to file as soon as practicable after closing a shelf registration statement to permit the public resale of all of the registerable securities held by FCEC, and more generally, that 90 days after closing, FCEC will be free to transfer any shares of Holdco common stock, subject only to the provisions of the stockholders agreement and applicable law.

Response: The Staff is advised that, in response to the Staff’s comment, we have amended the disclosure on pages 32 and 33 to provide for a separate risk factor.

Background of the Mergers, page 43

2.	We note your disclosure that at the August 9 and 10, August 23, October 6, and October 11, 2017 Board meetings, the Board reviewed certain of its strategic alternatives, including a reference to authorizing management to formulate “specific proposals for other potential transaction parties” and a strategic acquisition opportunity with “Company A.” Please elaborate on the strategic alternatives considered, including any such specific proposals considered and explain why those alternatives were ultimately not pursued.

Response: The Staff is advised that we have amended the disclosure on pages 44 and 45 in response to the Staff’s comment.

3.	Please disclose how the Board came to its valuation of Fifth Creek, first in its September 20, 2017 letter valuing Fifth Creek at $600 million on an enterprise value basis, and second, at the November 2, 2017 Board meeting in which the Board authorized management to make a non-binding proposal in which Fifth Creek’s owners would receive 100 million shares of BBG or of a new holding company.

Response: The Staff is advised that we have amended the disclosure on pages 44 and 45 in response to the Staff’s comment.

4.	Please disclose how the holding company structure was decided and/or negotiated.

Response: The Staff is advised that we have amended the disclosure on page 46 in response to the Staff’s comment.

5.	Please disclose the “Post-Closing Governance Terms” as initially authorized by the Board at the November 2, 2017 meeting, as well as the terms Mr. Starzer communicated NGP and Fifth Creek were willing to accept in their November 13, 2017 communication, and what changes were made from November 15 through December 4, 2017 as the parties negotiated and finalized the terms of the Post-Closing Governance Terms.

Response: The Staff is advised that, in response to the Staff’s comment, we have amended the disclosure on pages 45 and 46 to clarify the nature of the terms comprising the Post-Closing Governance Terms, which we have re-labeled the “Stockholders Agreement Terms”. As part of this revised disclosure, we have added a statement that the terms proposed and the terms ultimately agreed to in all cases sufficiently constrained NGP’s control, i.e., BBG never considered a transaction in which control would pass to NGP. In light of these additional disclosures, the Company respectfully is of the view, which the Company believes to be customary in merger proxies of this nature, that the details of the back and forth of the negotiations of non-price terms are not material to BBG’s stockholders. The final terms are highlighted in the Board’s “Reasons for the Merger” and are summarized in detail in a separate section of the proxy statement entitled “The Stockholders Agreement”, and we have added a cross reference to those sections on page 45 of the Background.

6.	Please elaborate on the discussions had at various meetings or on various calls in which the substance of such meeting or call is unclear, including the following:

•	The “detailed review and discussion” at the November 2, 2017 Board meeting;

•	The “various financial information” with respects to BBG and Fifth Creek discussed on a call on November 9, 2017 between the parties; and

•	The management presentation with respect to BBG’s and Fifth Creek’s “respective businesses, operations and assets, as well as synergy opportunities” made at the November 29, 2017 Board meeting.

Response: With respect to the middle bullet of the Staff’s comment, which relates to a phone conversation between the parties, we have amended the disclosure on page 46 in response to the Staff’s comment to make clear that the discussion was a due diligence discussion relating to financial information exchanged during due diligence. With respect to the first and third bullets of the Staff’s comment, which do not relate to discussions between the parties but rather relate to meetings of the BBG board, the Company believes the descriptions are accurate, appropriate and at the level of specificity customary for “Background” disclosure in public company proxy statements with respect to board meetings, particularly when combined with the disclosures provided under “Recommendation of the Board and Reasons for the Mergers”, “Certain BBG Unaudited Prospective Financial and Operating Information”, and “Opinion of BBG’s Financial Advisor”.

Recommendation of the Board and Reasons for the Mergers, page 47

7.	We note your disclosure that combining the businesses of BBG and Fifth Creek is expected to create operational and financial synergies, including in general and administrative costs, lease operating expenses and savings expenditures. Furthermore, it appears BBG management shared certain costs savings and operating synergies projected to result from the transaction with its fairness advisor TPH and such synergies were used in various fairness analyses. Please disclose the operational and financial synergies shared with TPH.

Response: The Staff is advised that we have amended the disclosure on page 54 in response to the Staff’s comment.

8.	On page 48, you indicate that “[t]he larger combined company will have improved liquidity due to a greater combined lending base and will benefit from a lower cost of capital.” You also indicate that “[t]he cash flows generated by the combined company are expected to fund anticipated capital expenditures to develop the combined asset from internal sources as early as 2019.” On page 53, you project that the anticipated capital expenditures for 2018 and 2019 are expected to be $595 million and $783 million respectively. Given that the historic combined cash flow from operations for Fifth Creek and Bill Barrett for fiscal year 2016 would have been a negative number, prior to any adjustments, address, in an appropriate basis, how the combined company will fund its capital expenditures for 2018 and 2019. See also our comment below on “Capital Resources and Liquidity” of Fifth Creek.

Response: The Staff is advised the historic combined cash flow from operations for Fifth Creek and BBG for fiscal year 2016 would not have been a negative number. BBG generated $121.7 million of cash flow from operations (see page 20) and Fifth Creek generated a negative $0.7 million of cash flow from operations (see page 22), so the combined entity pro forma would have had positive cash flow from operations of $121.0 million for fiscal year 2016. In response to the Staff’s question, the Company advises that the combined company intends to fund expected capital expenditures in 2018 and 2019 with cash on hand, cash flow from operations and, if necessary, borrowings from its revolving credit facility. Cash on hand as of December 31, 2017 is expected to be approximately $315 million (taking into account proceeds of the divestiture disclosed on page 36 and the proceeds of the issuance of primary equity in December 2017). Levered free cash flow is projected to be $399 million and $336 million for fiscal years 2018 and 2019, respectively. And BBG has (and Red Rider will have) an undrawn $300 million credit facility. These sources together are expected to be sufficient to fund Red Rider’s capital expenditures for 2018 and 2019.

Opinion of BBG’s Financial Advisor, page 53

General, page 61

9.	You disclose that TPH has previously provided services to certain equityholders and affiliates of the parties to the merger agreement. Please disclose any material relationship that existed during the past two years between TPH and BBG or its affiliates and quantify any compensation received as a result. See Item 1015(b) of Regulation M-A and Item 4(b) of Form S-4.

Response: The Staff is advised that we have provided additional disclosure on page 62 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Fifth Creek, page 148

Results of Operations, page 150

10.	We note you combine Fifth Creek’s and its predecessor periods to discuss and analyze operating results. However, due to the change in basis arising from the application of the acquisition method of accounting, Fifth Creek successor financial statements and ongoing operations are not always comparable with prior period financial statements and operations of the predecessor. Please discuss how the application of the acquisition method of accounting impacted certain combined line item amounts.

Response: The Staff is advised that we have revised our disclosure to discuss how the application of the acquisition method of accounting impacted certain combined line item amounts. Please see page 152.

Financial Statements

General

11.	While in registration, please monitor your need to update the pro forma and audited financial statements included and incorporated by reference in the proxy. Please refer to Rules 3-01(c) and Rule 3-12 of Regulation S-X.

Response: The Staff is advised that Red Rider is aware of the obligations and requirements referred to in the Staff’s comment and that Red Rider hopes and intends to resolve the Staff’s comments and request acceleration of effectiveness prior to February 14, 2018.

Unaudited Pro Forma Condensed Combined Financial Statements, page 105

Unaudited Pro Forma Combined Statement of Operations for the Year Ended December 31, 2016, page 110

12.	Please expand your disclosure to add, in the pro forma combined column, basic and diluted earnings per common share and the weighted average number of shares used to compute such per share data to comply with Regulation S-X Rule 11-02(b)(7).

Response: The Staff is advised that we have amended the disclosure on page 110 in response to the Staff’s comment.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 3. Supplemental Pro Forma Natural Gas, NGLs and Crude Oil Reserves Information, page 114

13.	We note that you present pro forma combined reserve information, and related combined standardized measure of discounted future cash flows (SMOG), at December 31, 2016 to give effect to the merger as if the transaction had occurred on January 1, 2016. Consistent with the transactions included in the presentation of your pro forma financial statements, please expand your disclosure to add the effects of the reduction in reserves associated with the Uinta Basin sale to your pro forma reserve and SMOG information. As the merger and sale are not dependent upon each other, please segregate the effects of these two transactions by adjusting the BBG information for the sale and including a subtotal column followed by the pro forma adjustments for the merger and finally a total column reflecting both transactions. Please make corresponding change to the same disclosure appearing elsewhere in the proxy.

Response: The Staff is advised that we have amended the disclosure on pages 115, 116, 117 and 118 in response to the Staff’s comment.

14.	Expand the disclosure relating to the changes in total proved reserves for BBG and for Fifth Creek to provide an appropriate narrative explanation for the significant changes relating to each line item entry within the reconciliation, such as revisions of previous estimates, improved recovery, extensions and discoveries, acquisitions and divestitures. The explanation should address the change for the line item by separately identifying and quantifying each factor, including offsetting factors, that contributed to a significant change so that the change in net reserves between periods is fully explained. To the extent that two or more factors contribute to a significant change, indicate the net amount attributable to each factor accompanied by a narrative explanation. The disclosure of revisions in the previous estimates of reserves in particular should identify such factors as changes caused by commodity prices, well performance, unsuccessful and/or uneconomic proved undeveloped locations or the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to FASB ASC 932-235-50-5.

Response: The Staff is advised that we have amended the disclosure on pages 116 and 117 in response to the Staff’s comment.

Information about Fifth Creek, page 141

Proved Reserves, page 141

15.	Expand your disclosure to discuss the nature of the adjustments applied to the average first-day-of-the-month CIG Rocky Mountain gas price that result in the realized price of $0.29 per Mcf used to estimate the proved reserves as of December 31, 2016.

Response: The Staff is advised that we have expanded our disclosure to discuss the nature of the adjustments applied to the average first-day-of-the-month CIG Rocky Mountain gas price that resulted in the realized price of $0.29 per Mcf used to estimate the proved reserves as of December 31, 2016. Please see page 143.

Production and Cost History, page 143

16.	Tell us if the production figures presented as of December 31, 2016 for Fifth Creek include the production for the Stateline Acquisition subsequent to July 14, 2016 acquisition. If the production figures for Fifth Creek do include the Stateline production volumes subsequent to July 14, 2016, please expand your disclosure to explain why the production volumes have appeared to decline significantly from those prior to the acquisition.

Response: The Staff is advised that Fifth Creek has informed us that in the original Form S-4, Fifth Creek calculated “Daily combined volumes” for the year ended December 31, 2016 and the nine months ended September 30, 2016 based on a full 365-day year. However, because Fifth Creek had only limited oil and gas production prior to the Stateline Acquisition on July 15, 2016, we have revised the disclosure to calculate “Daily combined volumes” using a 170-day period for the year ended December 31, 2016 and a 78-day period for the nine months ended September 30, 2016, which in each case reflects the period from the Stateline Acquisition to the end of the relevant period. We have revised the footnotes on pages 145 and 146 to clarify how Fifth Creek has calculated “Daily combined volumes” for those periods.

Productive Wells, page 145

17.	Expand the disclosure relating to productive wells to clarify that all of the wells are oil wells, if true. Otherwise, revise the disclosure to separately provide the total number of gross and net productive oil wells and productive gas wells.

Response: The Staff is advised that we have revised the disclosure on page 146 to clarify that all of the wells are oil wells.

Developed and Undeveloped Acreage, page 146

18.	We note the disclosure relating to the undeveloped acreage expiring in 2017, 2018, 2019, and 2020 and thereafter. Please tell us the extent to which there are any proved undeveloped reserves assigned to locations which are currently scheduled to be drilled after lease expiration. If there are material quantities of net proved undeveloped reserves relating to such locations, expand the disclosure to identify the number of locations, the related net reserve quantities and explain the steps and related costs, if material, which would be necessary to extend the time to the expiration of such leases. Refer to Rule 4-10(a)(26) of Regulation S-X regarding a reasonable expectation to have the legal right to drill and subsequently produce from such locations.

Response: The Staff is advised that Fifth Creek has informed us that it has not assigned any proved undeveloped reserves to locations scheduled to be drilled after lease expiration.

Capital Resources and Liquidity, page 155

19.	We note the disclosure describing Fifth Creek’s capital resources and liquidity, including the November 2017 amendment to increase the credit facility borrowing base to $70 million. We also note the disclosure on page 157 regarding Fifth Creek’s full year 2017 capital expenditure forecast of approximately $89.6 million for drilling and completion activities. These figures would suggest that Fifth Creek may not be able to fund the development and conversion of the proved undeveloped reserves disclosed at December 31, 2016 within five years of initial disclosure as would be required of a public company pursuant to Rule 4-10(a)(31)(ii) of Regulation S-X. Please refer to the definition of reserves under Rule 4-10(a)(26) of Regulation S-X and expand the disclosure here or under the section “Proved Reserves” on page 141 to explain why there is a reasonable expectation that there will be the financing required to develop all of the proved undeveloped reserves disclosed as of December 31, 2016.

Response: The Staff is advised that we have revised the Form S-4 on pages 142 and 143 under “Proved Reserves” to explain why there is a reasonable expectation that Fifth Creek will require financing to develop all of the proved undeveloped reserves disclosed as of December 31, 2016.

Fifth Creek Energy Operating Company, LLC

Notes to the Financial Statements

Note 14. Supplemental Oil and Gas Information (Unaudited), page F-20

20.	We note that the tabular reconciliation of the changes in total proved reserves is presented as changes in the individual product types; however, the explanation of those changes is provided in terms of barrels of oil equivalent. Please expand the explanation to additionally include the change by individual product type. Alternatively, expand the tabular reconciliation of the changes to present this information in terms of barrels of oil equivalent.

Response: The Staff is advised that we have expanded the explanation of changes in total proved reserves to include the change by individual product type. Please see page F-21.

21.	The explanation for the net proved reserves acquired in 2016 appears to indicate the 1,829,761 BOE represents a combination of proved and probable reserves. If true, please revise the figure to represent only the proved reserves acquired.

Response: The Staff is advised that we have revised the Form S-4 to reflect that the figure represents only proved reserves. Please see page F-21.

22.	Expand the explanation for extensions to further describe the basis for the significant addition of proved undeveloped wells within the acreage acquired by the Company, e.g. new proved undeveloped wells added due to drilling that occurred subsequent to the acquisition, new proved undeveloped wells added as offsets to existing producing wells based on the Company’s evaluation subsequent to the acquisition, or if due other factors, please explain.

Response: The Staff is advised that we have revised the Form S-4 to expand the explanation for extensions. Please see page F-21.

23.	The explanation for the upward revisions appears to attribute the change to “improved recover.” Please note that the change category for improved recovery under FASB ASC 932-235-50-5b relates to additions from enhanced or tertiary recovery methods. If the change is not related to additions from such techniques, please modify the explanation for the change. Also note that the explanation should address the change for the line item by separately identifying and quantifying each factor, including offsetting factors, that contributed to a significant change so that the change in net reserves between periods is fully explained. To the extent that two or more factors contribute to a significant change, indicate the net amount attributable to each factor accompanied by a narrative explanation. The disclosure of revisions in the previous estimates of reserves in particular should identify such factors as changes caused by commodity prices, well performance, unsuccessful and/or uneconomic proved undeveloped locations or the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to FASB ASC 932-235-50-5.

Response: The Staff is advised that we have revised the Form S-4 accordingly. Please see page F-21.

24.	Please provide us with a reconciliation between the line item reserve figures representing the 2016 acquired properties on page F-21 and the figures presented on page F-56 for the Stateline Properties.

Response: The Staff is advised that Fifth Creek has advised us that the difference between the acquired reserves as of July 14, 2016 for Stateline Properties and Fifth Creek reflects the impact of Fifth Creek’s expectations regarding abandonment costs as compared with the expectations of the prior owner of the Stateline Properties (the “Seller”). The reserves were deemed uneconomic as of July 14, 2016, based on Seller’s estimates of future net cash flows, including the amount and timing of abandonment costs. The future net cash flows of Fifth Creek’s business plan, including the expected amount and timing of abandonment costs, indicates economically recoverable reserves. The following table reflects the impact of this difference in timing and amounts of future cash flows:

	Oil (Bbl)	Gas (Mcf)	Liquids (Bbl)
Stateline Reserves at July 14, 2016	—	—	—

Differences related to management’s estimate of Abandonment Cost	1,235,068	1,757,705	301,743

Acquired Reserves, per FCE 2016 SMOG Disclosure	1,235,068	1,757,705	301,743

Exhibits

25.	Please file your remaining exhibits, including the legal and tax opinion, and form of proxy, in your next amendment.

Response: The Staff is advised that we have included the remaining exhibits in Amendment No. 1.

Exhibit 99.13

26.	The reserve report refers to additional supplemental information, e.g. definitions that are presented immediately following this letter, that are not included with the report. Please obtain and file a revised report to include the referenced supplemental information. Alternatively, remove the reference if you do not intend to include this supplemental information.

Response: The Staff is advised that we have amended Exhibit 99.13 in response to the Staff’s comment.

27.	Please provide us with an explanation of the facts and circumstances supporting Fifth Creek’s determination that the costs associated with the firm transportation contracts relating to the properties included in the reserve report as of December 31, 2016 are corporate-level expenses and should be excluded in the estimation of the proved reserves and cash flows.

Response: The Staff is advised that Fifth Creek has advised us that the gas gathering and processing contract includes a capital recovery obligation that is required to be paid even when no gas is produced, which is invoiced as a minimum volume fee. The reserves of individual wells are burdened with the incremental cost of gathering and processing gas. Any cost in addition to the incremental cost of gathering and processing the gas, such as the minimum volume fee payable under our gas gathering and processing contract, is handled as a corporate-level expense, consistent with Fifth Creek’s lease operating statement. The incremental cost to gather and process gas is outlined in the gas contract and is modeled as a $2.00/Mcf price deduction and an $0.88/Mcf variable to gas operating expense.

Bill Barrett Corporation

Forms 8-K filed December 6, 2017 and December 12, 2017

28.	We note that on the cover page of the Forms 8-K you have checked the box as written communications pursuant to Rule 425 under the Securities Act. However, we note that you did not appear to file with the Commission pursuant to Rule 425(a) or 14a-12(b) any written material on the date of first use or no later than the soliciting material is first published, sent or given to security holders, respectively. Rather, for example, in your Form 8-K filed December 6, 2017, you disclose that a slide presentation that will be referenced on the conference call to discuss the planned strategic business combination with Fifth Creek Energy Company, LLC will be available on the investor relations section of the company’s website. Similarly, in your Form 8-K filed December 12, 2017 you disclose that an updated corporate presentation will be posted on the company’s website at www.billbarrettcorp.com. We note that this “corporate presentation” also concerns the strategic combination with Fifth Creek. Accordingly, please revise your Forms 8-K to file these written communications. Please also note that is the staff’s view that such investor presentations should be disclosed as “filed” and are not deemed to be “furnished” under Regulation FD. See Rule 425(a) of the Securities Act and 14a-12(b) of Regulation 14A. See also Section II.A.3 of SEC Release 33-7760 (2000), available at www.sec.gov, which states in part “[t]he filing requirement applies to written communications that are made public or are otherwise provided to persons that are not a party to the transaction. As a general matter, this would include, for example . . . other written material (e.g., slides) relating to the transaction that is shown to investors.”

Response: The Staff is advised that an amended Form 8-K was filed on January 24, 2018, in response to the Staff’s comment.

*    *     *    *    *    *

Should you have any questions regarding this matter, please do not hesitate to contact me at (212) 403-1343 or by email at mgordon@wlrk.com.

Sincerely,

/s/ Mark Gordon

Mark Gordon

cc:	Kenneth A. Wonstolen, Senior Vice President—General Counsel and Secretary, Bill Barrett Corporation